IMMEDIATE RELEASE
                                                  FEBRUARY 25, 1997

          Contact:  Ian Campbell (818) 775-3773
                    Charlie Coleman (818) 775-3766

                    GREAT WESTERN POSTPONES ANNUAL MEETING

               CHATSWORTH, Calif.   Great Western Financial Corpo-
          ration (NYSE: GWF) today announced that, in light of recent and ongoing events, it has postponed its Annual Meeting of Shareholders that was scheduled to occur on April 22, 1997. A new date for the Annual Meeting has not yet been set.

                    John Maher, Great Western's President and Chief Executive Officer, said "We don't want our shareholders put in a position of having to make important decisions without the benefit of all information they need." Great Western stated that its Board of Directors and manage-ment, with the assistance of Great Western's legal and financial advisors, is continuing to review the Ahmanson proposal and related matters.

                    Great Western also announced the adoption of a broad-based change-in-control severance plan for the benefit of its employees. Maher said "We have a fine organization, fine products and outstanding employees. The severance plan is designed to help our employees stay focused on what they do best -- providing the best prod-ucts and services to our customers."

               Great Western further stated that it will oppose Ahmanson's previously announced consent solicitation. Great Western stated that the proposals are intended to limit Great Western's options and are not in the best interests of Great Western and its shareholders.

               With assets of $42.9 billion, Great Western Finan-cial Corporation is a diversified financial services company operating more than 1,150 mortgage lending, retail banking, and consumer finance offices nationwide. Great Western's principal subsidiary, Great Western Bank, is a mortgage-oriented consumer bank with banking branch networks in California and Florida.

               Great Western and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to Ahmanson's consent solicitation. The participants in this solicitation may include the directors of Great Western (James F. Montgom-ery, John F. Maher, Dr. David Alexander, H. Frederick Christie, Stephen E. Frank, John V. Giovenco, Firmin A. Gryp, Enrique Hernandez, Jr., Charles D. Miller, Dr. Alberta E. Siegel and Willis B. Wood, Jr.); the following executive officers of Great Western: J. Lance Erikson (Executive Vice President, Secretary and General Coun-sel), Carl F. Geuther (Vice Chairman and Chief Financial Officer), Michael M. Pappas (Vice Chairman and President, Consumer Finance Division), A. William Schenck III (Vice Chairman), Ray W. Sims (Executive Vice President), and Jaynie M. Studenmund (Executive Vice President); and the following other members of management of Great Western:
          Stephen F. Adams (First Vice President, Associate General Counsel and Assistant Secretary), Bruce F. Antenberg (Senior Vice President-Finance, Treasurer and Assistant Secretary), Barry R. Barkley (Senior Vice President and Controller), Ian D. Campbell (Senior Vice President), Charles Coleman (Vice President, Great Western Bank), Allen D. Meadows (Senior Vice President, Great Western
          Bank), and John A. Trotter (First Vice President, Great
          Western Bank).

               As of the date of this communication, James F. Montgomery and John F. Maher beneficially owned 605,488 shares and 611,762 shares of Great Western common stock, respectively (including shares subject to stock options exercisable within 60 days). The remaining participants do not individually, or in the aggregate, beneficially own in excess of 1% of Great Western's equity securities.